Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
July 30,
2008
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$76,485
Capitalized interest	—
Interest component of rental expense	8,218

Total fixed charges	$84,703

Earnings:
Income before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$326,464
Add: Interest expense*	76,485
Add: Interest component of rental expense	8,218
Add: Amortization of capitalized interest	248

Earnings as adjusted	$411,415

Ratio of earnings to fixed charges	4.86

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.